UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________to_________.
Commission file number 001-39916

DREAM FINDERS HOMES 401(k) PLAN
(Full title of the plan)

DREAM FINDERS HOMES, INC.
(Name of the issuer of the securities held pursuant to the plan)

14701 Philips Highway
Suite 300
Jacksonville, FL 32256
(Address of the plan and address of issuer's principal offices)

Dream Finders Homes 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Dream Finders Homes 401(k) Plan
Jacksonville, Florida
Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Dream Finders Homes 401(k) Plan (the “Plan”) as of December 31, 2023, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, and schedule of delinquent participant contributions as of December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Forvis Mazars, LLP
We have served as the Plan’s auditor since 2024.
Jacksonville, Florida
June 13, 2024

1

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Dream Finders Homes 401(k) Plan
Jacksonville, Florida
Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Dream Finders Homes 401(k) Plan (the “Plan”) as of December 31, 2022 and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Pivot CPAs
We served as the Plan’s auditor from 2018 to 2023.
Ponte Vedra Beach, Florida
June 28, 2023

Dream Finders Homes 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2023	December 31, 2022
Assets
Investments at fair value	$69,025,081	$59,655,557

Receivables:
Employer contributions	4,974	138,411
Notes receivable from participants	348,945	375,078
Participant contributions	13,919	45,620
Total receivables	367,838	559,109
Total assets	69,392,919	60,214,666
Net assets available for benefits	$69,392,919	$60,214,666

See accompanying notes to the financial statements.

Dream Finders Homes 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Additions to net assets attributed to:	Year Ended December 31, 2023
Net appreciation in fair value of investments	$9,083,527
Dividend and interest income	1,779,845
Contributions:
Employer	3,390,387
Participant	8,279,513
Rollover	574,264
Total contributions	12,244,164
Other income	54,049
Total additions	23,161,585

Deductions from net assets attributed to:
Benefits paid to participants	13,778,207
Administrative expenses	205,125
Total deductions	13,983,332

Net increase	9,178,253

Net assets available for benefits:
Beginning of year	60,214,666
End of year	$69,392,919

See accompanying notes to the financial statements.

Dream Finders Homes 401(k) Plan
Notes to Financial Statements
1.    Description of Plan
The following description of the Dream Finders Homes 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan was established by Dream Finders Homes, Inc. (the “Company”) on January 1, 2014. The Plan is a defined contribution plan for the benefit of eligible employees of the Company. Employees of the Company may begin participating the first day of the quarter after 90 days of continuous employment and as long as they have attained the age of 18. The Plan is administered by the Benefit Investments Committee (the “Committee” or “Plan Administrator”), and the trustee for the Plan was John Hancock Trust Company LLC through October 31, 2023. Effective November 1, 2023, the trustee for the Plan is Reliance Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute pre-tax or after-tax salary deferrals to the Plan, as defined by the Plan and subject to certain limitations set by the Internal Revenue Code (the “Code”). The Plan includes an automatic enrollment program known as a qualified automatic contribution arrangement (“QACA”). Under the QACA, employee pre-tax salary deferrals are automatically withheld unless the employee opts out or makes changes to the program. In addition, employees who have reached the age of 50 by the end of the Plan year may make catch-up contributions up to limits defined by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”).
The Company makes matching safe harbor contributions equal to 100% of the first 1% of eligible Plan compensation and 50% of the next 5% of eligible Plan compensation. The Plan also permits discretionary contributions.
Participant Accounts
Each participant’s account is credited or debited with the participant’s contributions, as well as with any Company contributions, rollover contributions, fees, expenses and allocations of investment earnings or losses. The participant is entitled to the benefit derived from the participant’s vested account balance.
Vesting
Participant salary deferral contributions and certain other contributions as defined by the Plan document are immediately vested. Company safe harbor contributions and related earnings are 100% vested after two years of service. Discretionary contributions, if any, are subject to a six year vesting schedule.
Investment Options
Participants may direct the Plan to invest funds in their account to the available options within the Plan. Participants may direct up to 25% of their account to invest in the Company’s stock fund (“Dream Finders Homes Stock Fund”). The Plan currently offers investments in various money market and mutual funds, a stable value collective trust and the common stock of the Company.
Forfeitures
In the event that a participant’s employment is terminated, non-vested amounts in the Plan will be forfeited. Forfeited balances are used to reduce employer contributions or to pay administrative expenses for the Plan.
During the year ended December 31, 2023, forfeitures totaling $286,690 were used to reduce employer contributions, and $20,000 were used to reduce plan expenses. As of December 31, 2023 and 2022, there were forfeited non-vested accounts totaling $531 and $103,781, respectively.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in their account in accordance with Plan provisions. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.
Expenses
Administrative expenses of the Plan may be paid by the Company or the Plan. Unless paid by the Company, administrative expenses are charged to participant accounts based on the nature of the expense or allocated to participant accounts proportionally based on the value of the account balances.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.
Notes Receivable from Participants
Participant loans were previously not permitted under the Plan through October 31, 2023. During this time, some participant loans had been carried over from other defined contribution plans that were previously merged into the Plan as a result of prior year business acquisitions. Effective November 1, 2023, participants may borrow up to 50% of their vested account balance subject to a maximum of $50,000 and a minimum of $1,000. The loans are secured by the balance in the participant’s account. Generally, the term of the loan may not exceed five years. However, if the loan is for the purchase of a principal residence, the term may be up to 15 years. The loan interest rate is set at 1% above the prime rate as published in the Wall Street Journal on the 14th of every month. Principal and interest are paid ratably through bi-weekly payroll deductions. As of December 31, 2023, notes receivable from participants bore interest at interest rates ranging from 4.25% to 9.50%.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are based on information provided to Plan management by the Trustee.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments during the year in addition to the unrealized change in the fair value of investments. Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions
Contributions from Plan participants and the related matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans in default are deemed distributions from the Plan to the participant.
Payment of Benefits
Benefits are recorded when paid.
3.    Fair Value Measurements
Fair value represents the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values are determined using a fair value hierarchy based on the inputs used to measure fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable and significant to the fair value. The methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.
The following table represents the Plan's investments measured at fair value as of December 31, 2023 and 2022 with respect to the observed fair value hierarchy level:

		December 31,
	Level	2023	2022
Fair Value Measurements:
Investments in registered investment companies	1	$66,165,093	$56,107,872
Dream Finders Homes Stock Fund	1	718,116	146,983
Collective trust	see below	2,141,872	3,400,702
Total investments measured at fair value		$69,025,081	$59,655,557
The fair values of investments in registered investment companies—such as money market and mutual funds—and in the Dream Finders Homes Stock Fund—comprised of the Company’s common stock and cash—are determined based on quoted market prices in active markets. The fair values of participation units held in collective trust are measured based on the net asset value (“NAV”) per unit practical expedient and have not been classified in the fair value hierarchy. The collective trust provides for daily redemptions by the Plan at reported NAV per share, with no advance notice requirement. The collective trust in which the Company invests has no withdrawal restrictions for participant-initiated or plan sponsor withdrawals.
See Schedule H, Line 4i herein for a list of all investments in registered investment companies, the Dream Finders Homes Stock Fund and the collective trust.
4.    Income Tax Status
The Internal Revenue Service issued a determination letter dated October 6, 2020 stating that the Plan was in accordance with the applicable plan designed requirements as of that date. Since the date of the determination letter, the Plan has been amended. The Plan Administrator believes the Plan as adopted and amended is designed and operating in compliance with the applicable requirements of the Code and, therefore, the Plan remains qualified and tax-exempt for the periods presented.

U.S GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the U.S. federal, state, or local tax authorities. As of December 31, 2023 and 2022, Management has evaluated the Plan’s tax positions and concluded that there were no uncertain tax positions taken that require recognition of a liability (or asset) in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5.    Risks and Uncertainties
The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net assets Available for Benefits.
6.    Party In Interest and Related Party Transactions
Effective November 1, 2023, Automatic Data Processing, Inc. (“ADP”) became the Plan’s recordkeeper when the Plan changed its Trustee. The Plan paid $2,795 to ADP and $103,542 to John Hancock for recordkeeping services provided to the Plan during the 2023 Plan year. The Plan also utilizes the services of an investment advisory group and $78,788 in investment advisory fees were allocated to participant account balances during the 2023 Plan year. These providers are considered parties in interest to the Plan and related payments are included in administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits. As described in Note 1, Description of Plan and Note 3, Fair Value Measurements, Plan investments also include shares of the common stock of the Company held in the Dream Finders Homes Stock Fund.
7.    Nonexempt Transactions
The Company determined that during the Plan year 2022, certain Plan contributions were not remitted within the required timeframe specified by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, which have been reported on the supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a) in the amount of $63,015. During the Plan year 2023, the Company determined that all Plan contributions were remitted within the required timeframe. Plan management has completed all proposed corrections outside of the Voluntary Fiduciary Correction Program and has taken corrective actions to ensure compliance with the Plan's contribution policies.
8.    Subsequent Events
Management has evaluated subsequent events through the date the financial statements were issued and, except for the items described below, there were no subsequent events requiring recognition or disclosure in the financial statements.
On February 1, 2024, the Company completed its acquisition of the majority of the homebuilding business of Crescent Ventures, LLC (“Crescent Homes”). The Crescent Homes 401(k) plan and the Plan were not merged. As of the acquisition date, the acquired employees are subject to the Plan’s provisions, which allow for the acquired employees to satisfy continuous employment eligibility requirements based on their previous employment with Crescent Homes. Effective the same date, all employees of the Company, including the acquired employees, may begin participating in the Plan the first day of the month after 60 days of continuous employment as long as they have attained the age of 18.
Effective April 1, 2024, the Company increased the matching safe harbor contributions to 100% of the first 2% of eligible Plan compensation and 50% of the next 4% of eligible Plan compensation.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2023
EIN:27-0528991
Plan No. 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost **	Current value
	500 Index Fund	Mutual fund		$3,336,021
	AB High Income Fund	Mutual fund		52,168
	American Balanced Fund	Mutual fund		387,472
	American Funds 2010 TD	Mutual fund		210,298
	American Funds 2015 TD	Mutual fund		748,283
	American Funds 2020 TD	Mutual fund		1,200,709
	American Funds 2025 TD	Mutual fund		3,655,192
	American Funds 2030 TD	Mutual fund		10,243,972
	American Funds 2035 TD	Mutual fund		8,178,110
	American Funds 2040 TD	Mutual fund		10,152,324
	American Funds 2045 TD	Mutual fund		8,543,929
	American Funds 2050 TD	Mutual fund		4,683,864
	American Funds 2055 TD	Mutual fund		3,806,751
	American Funds 2060 TD	Mutual fund		2,419,015
	American Funds 2065 TD	Mutual fund		549,234
	Capital World Bond Fund	Mutual fund		50,659
	Cohen & Steers Real Estate	Mutual fund		148,505
	DFA International Value	Mutual fund		143,643
	Fidelity Advisor Total Bond	Mutual fund		84,168
	Fidelity ContraFund	Mutual fund		1,045,717
	Fidelity Mid Cap Index Fund	Mutual fund		531,795
	Investment Company of America	Mutual fund		105,111
	Janus Henderson Triton Fund	Mutual fund		225,445
	MFS Mid Cap Growth Fund	Mutual fund		171,381
	New Perspective Fund	Mutual fund		322,635
	New World Fund	Mutual fund		69,202
	T. Rowe Price Sci & Tech	Mutual fund		760,305
	TIAA-CREF Small-Cap Blend Idx	Mutual fund		68,608
	Vanguard Growth Index Fund	Mutual fund		1,720,468
	Vanguard Mid-Cap Value ETF	Mutual fund		216,231
	Vanguard Small Cap Value Index	Mutual fund		292,066
	Vanguard Tot Wld Stk Index ETF	Mutual fund		259,962
	Vanguard Total Bond Market Idx	Mutual fund		152,449
	Vanguard Value Index Fund	Mutual fund		872,216
	Washington Mutual Investors	Mutual fund		261,872
	J.P. Morgan Money Market Fund	Money market fund		495,313
*	Dream Finders Homes Stock Fund	Common stock		718,116
	Reliance MetLife Stable Value	Collective trust		2,141,872
				69,025,081
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%		348,945
	Total			$69,374,026

	* Indicates a party-in-interest
	** Not applicable as the Plan does not have non-participant directed accounts

	See accompanying Report of Independent Registered Public Accounting Firm.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
December 31, 2023

EIN:27-0528991
Plan No. 001

		Total that Constitute Nonexempt Prohibited Transactions
Year	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE 2002-51**
2022	63,015	—	63,015	—	—
	$63,015	$—	$63,015	$—	$—

* Voluntary Fiduciary Correction Program
** Prohibited Transaction Exemption 2002-51

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm — Forvis Mazars, LLP
23.2	Consent of Independent Registered Public Accounting Firm — Pivot CPAs

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Dream Finders Homes 401(k) Plan

Date:	June 13, 2024	/s/ L. Anabel Fernandez
L. Anabel Fernandez
Senior Vice President and Chief Financial Officer